UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2017

PINNACLE ENTERTAINMENT, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37666	47-4668380
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On December 18, 2017, Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”) and Penn National Gaming, Inc., a Pennsylvania corporation (“Penn National”) issued a joint press release announcing, among other things: (i) the execution of an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Franchise Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Penn National, will be merged with and into Pinnacle with Pinnacle continuing as the surviving entity and as a wholly owned subsidiary of Penn National (the “Merger”); (ii) the execution of a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with Boyd Gaming Corporation (“Boyd”), to which Pinnacle will become a party immediately prior to the Merger, pursuant to which a subsidiary of Boyd will acquire the gaming and related operations of Ameristar Casino St. Charles in St. Charles, Missouri, Ameristar Casino Kansas City in Kansas City, Missouri, Belterra Casino Resort in Florence, Indiana, and Belterra Park in Cincinnati, Ohio (“Belterra Park”), in connection with the Merger; (iii) the entry into definitive agreements with a subsidiary of Gaming and Leisure Properties, Inc. (“GLPI”), to which Pinnacle will become a party immediately prior to the Merger, pursuant to which GLPI’s subsidiary will acquire the real estate associated with Belterra Park, from Pinnacle, and Plainridge Park Casino in Plainville, Massachusetts, from Penn National; and (iv) that at the closing of the transactions contemplated by the Membership Interest Purchase Agreement, GLPI and Boyd will enter into a master lease agreement for the gaming operations acquired by Boyd and Penn National will assume Pinnacle’s existing lease for Meadows Racetrack and Casino in Pennsylvania and Pinnacle’s existing master lease and enter into certain amendments thereto. A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Penn National Gaming Inc.’s (“Penn National”) and Pinnacle Entertainment, Inc.’s (“Pinnacle”) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to the acquisition of Pinnacle by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the transactions with Boyd Gaming Corporation and/or Gaming and Leisure Properties, Inc. do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and additional factors discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Penn National’s and Pinnacle’s respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of Penn National and Pinnacle. Neither Penn National nor Pinnacle undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Penn National intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Penn National and Pinnacle that also constitutes a prospectus of Penn National. Penn National and Pinnacle also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Penn National and Pinnacle with the SEC at the SEC’s website at www.sec.gov.

Participants in Solicitation

Penn National and Pinnacle and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of Penn National’s directors and executive officers in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Investors may obtain information regarding the names, affiliations and interests of Pinnacle’s directors and executive officers in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Exhibit

99.1	Joint press release, dated as of December 18, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.

Dated: December 18, 2017	By:	/s/ Elliot D. Hoops
	Name:	Elliot D. Hoops
	Title:	Vice President and Legal Counsel